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07002007

SECURI[illegible] MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

LCS Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Ottusch, CCO — (212) 259-0856
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Raymond Ottusch, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCS Securities, LLC , as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY A. MOLNAR
Notary Public, State of New York
No. 31-01MO4850055
Qualified in ~~New York~~ County Nassau
Commission Expires June 8, 2010

Signature

C.C.O./FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
LCS Securities, LLC

We have audited the accompanying statement of financial condition of LCS Securities, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LCS Securities, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 23, 2007

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 667,772
Receivable from clearing broker	65,761
Other assets	15,680
	$ 749,213
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses and other liabilities	$ 75,032
Due to parent	94,128
	169,160
Member's equity	580,053
	$ 749,213

See notes to statement of financial condition

LCS SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION

LCS Securities, LLC (the "Company") was formed as a limited liability company on January 26, 2006 (date of incorporation) under the laws of the State of New York. As of April 4, 2006 the Company was registered as a broker-dealer under the Securities Exchange Act of 1934 and began trading operations on May 10, 2006. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is a wholly-owned subsidiary of Levin Capital Strategies, L.P. ("LCSLP") and is a member of the National Association of Securities Dealers, Inc.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market funds to be cash equivalents. The Company maintains substantially all of its cash and cash equivalents at institutions which are highly capitalized and insured by the Federal Deposit Insurance Corporation, or is a member of a major securities exchange.

[2] Income taxes:

The company is a single member LLC owned in whole by LCSLP and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in LCSLP's tax returns for the year ended December 31, 2006.

[3] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

[4] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No: 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and amounts due from broker are carried at cost, which approximate fair value.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker and all transactions for its customers are cleared through a major U.S. securities firm on a fully disclosed basis. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required, or sufficient marginable securities are on deposit, for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

NOTE C - RECEIVABLE FROM CLEARING BROKER (CONTINUED)

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

The clearing broker is highly capitalized and is a member of major securities exchanges.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. At December 31, 2006, the Company had net capital, as defined, of $564,367, which was $314,367 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE E - RELATED PARTY TRANSACTIONS

The Company relies upon LCSLP's financial capacity to fund operations. There is no guarantee that LCSLP will continue to have the financial capacity to fund the Company's operations.

NOTE F - MEMBER'S EQUITY AND NON-CASH TRANSACTIONS

In December 2006, LCSLP contributed $230,000 to the Company, which was settled through a reduction in the amount due to LCSLP and as a contribution to member's capital.

END